                                                                    EXHIBIT 99.1


[CELERIS CORPORATION LETTERHEAD]                                    NEWS RELEASE

CONTACT: PAUL R. JOHNSON
         CHIEF FINANCIAL OFFICER
         (615) 341-0223


          CELERIS CORPORATION ANNOUNCES LETTER-OF-INTENT WITH STATPROBE
                REPORTS FOURTH QUARTER AND 2001 YEAR-END RESULTS

NASHVILLE, Tennessee (April 1, 2002) -- Celeris Corporation (OTCBB:CRSC), a provider of specialty clinical research services to pharmaceutical, medical device, and biotechnology companies today announced that it has entered into a non-binding letter of intent to sell substantially all the assets of its clinical monitoring and data management operations to STATPROBE Inc., a provider of clinical trial services based in Ann Arbor, Michigan. STATPROBE intends to assume all of Celeris' client contracts for clinical monitoring and data management services.

The negotiation of a definitive agreement will commence immediately. Prior to the signing of the purchase agreement, STATPROBE must satisfactorily complete its review of Celeris' operations. The two parties intend to sign a definitive agreement by the end of April, at which time additional information concerning the transaction would be made available. Celeris anticipates that the sale would be voted on by Celeris shareholders at the company's annual meeting, which is currently scheduled for May 29, 2002, with a transaction to close shortly thereafter. Upon completion of a sale transaction, Celeris plans to begin an orderly liquidation of its remaining assets and liabilities, with the net proceeds to be distributed to its shareholders during the third quarter of 2002. The amount of expected proceeds will be disclosed to shareholders once a binding agreement is reached. Celeris intends to proceed with the proposed sale as planned; however, if the closing of the transaction is delayed or is not completed, the Company may have potential operating difficulties.

Barbara Cannon, president and chief executive officer of Celeris, said "The planned combination of Celeris' clinical monitoring and data management operations with STATPROBE represents an excellent opportunity for Celeris' clients and employees, as well as an opportunity for Celeris shareholders to achieve liquidity for their investment. STATPROBE has earned a respected name in the research services outsourcing industry and its company culture, long-term client relationships, and retention of valued R&D staff are compatible with Celeris' philosophy."

STATPROBE Inc. is a privately held, full-service contract research organization
(CRO) serving pharmaceutical, biotechnology and medical device clients. The company was founded in 1988 and currently employs over 300 in Columbus, OH; Lexington, KY; San Diego, CA and Cary, NC.

Celeris also reported its results of operations for the fourth quarter and year ended December 31, 2001. Clinical research services revenues for the fourth quarter ended December 31, 2001, were $2.08


                                     -MORE-

CRSC Reports Year-End Results
Page 2
April 1, 2002



million compared with revenues of $2.24 million for the fourth quarter of 2000. Loss from continuing operations for the fourth quarter was $700,000, or $0.21 per diluted share, compared with a loss from continuing operations of $831,000, or $0.26 per diluted share, in the prior-year quarter.

For the year ended December 31, 2001, clinical research services revenues were $8.96 million compared with revenues of $10.27 million in the year ended December 31, 2000. Loss from continuing operations for the year-to-date period amounted to $2.74 million, or $0.82 per diluted share, compared with a loss from continuing operations of $3.63 million, or $1.14 per diluted share a year ago. Celeris expects to continue to incur operating losses in 2002. If the closing of the aforementioned transaction is delayed or is not completed for any reason, the company cannot determine how its operations or financial position may be affected. As a result, Celeris cannot guarantee that its available capital resources will be sufficient to fund its operations through the end of 2002.

Celeris Corporation is a provider of specialty clinical research services and information technology services that expedite and streamline the clinical trial and regulatory submission process for pharmaceutical, medical device and biotechnology manufacturers.

         This press release may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements of intent, belief or current expectations of Celeris Corporation and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Risks and uncertainties that may cause such differences include, but are not limited to the ability of the Company to close the sale of its operating assets, the effects on the Company if the sale is not completed, the uncertainty as to what liquidating distributions, if any, shareholders will receive if the sale is completed, the effect that a delay of the close of the sale might have on the proceeds from the sale or assets remaining after the sale, the ability of the Company to meet its operating and capital expenditure requirements in 2002 and remain a going concern, the uncertainty of market acceptance of the Company's clinical research services; changes in the Company's backlog including potential cancellation, delay or change in the scope of client contracts for clinical research services; the Company's dependence on a single client for a material portion of the Company's revenues; and other risk factors detailed in the Company's Securities and Exchange Commission filings, including the Company's Form 10-K for the year ended December 31, 2001.


                                     -MORE-

CRSC Reports Year-End Results
Page 3
April 1, 2002

                      CELERIS CORPORATION AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)



                                                       THREE MONTHS ENDED         YEAR ENDED
                                                            DEC. 31,               DEC. 31,
                                                       ------------------     ------------------
                                                        2001        2000        2001      2000
                                                       ------     -------     -------    -------
Revenue:
    Clinical research services                         $2,081     $ 2,242     $ 8,957    $10,268
    Project pass-through expenses                         189         220         802        940
                                                       ------     -------     -------    -------
        Total revenue                                   2,270       2,462       9,759     11,208

Cost of revenue:
    Clinical research services                          1,558       1,582       6,269      7,236
    Project pass-through expenses                         189         220         802        940
                                                       ------     -------     -------    -------
        Total cost of revenue                           1,747       1,802       7,071      8,176
                                                       ------     -------     -------    -------

Gross profit                                              523         660       2,688      3,032

Operating expenses                                      1,234       1,561       5,554      6,997
                                                       ------     -------     -------    -------

Loss from operations                                     (711)       (901)     (2,866)    (3,965)
Interest income, net                                       11          70         129        337
                                                       ------     -------     -------    -------
Loss from continuing operations                          (700)       (831)     (2,737)    (3,628)

Gain (loss) on disposal of discontinued operations         --        (985)         --       (985)
                                                       ------     -------     -------    -------

Net loss                                               $ (700)    $(1,816)    $(2,737)   $(4,613)
                                                       ======     =======     =======    =======

Basic and diluted loss per common share:
    Continuing operations                              $(0.21)    $ (0.26)    $ (0.82)   $ (1.14)
    Discontinued operations                                --       (0.30)         --      (0.31)
                                                       ------     -------     -------    -------
                                                       $(0.21)    $ (0.56)    $ (0.82)   $ (1.45)
                                                       ======     =======     =======    =======

Basic and diluted weighted average
    shares outstanding                                  3,358       3,261       3,337      3,174



                                     -More-

CRSC Reports Year-End Results
Page 4
April 1, 2002




                      CELERIS CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)


                                                                                     DEC. 31,    DEC. 31,
                                                                                       2001        2000
                                                                                     --------    ---------
                                     ASSETS
Current Assets:

    Cash, cash equivalents and restricted funds                                      $  2,807     $  5,238
    Accounts receivable, net of allowance of
      $162 and $258, respectively                                                       2,341        1,868
    Other current assets                                                                  239          216
                                                                                     --------     --------
           Total current assets                                                         5,387        7,322

Net furniture, fixtures and equipment                                                     867        1,325
                                                                                     --------     --------

           Total Assets                                                              $  6,254     $  8,647
                                                                                     ========     ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable and accrued expenses                                            $    852     $  1,087
    Deferred revenue and payables                                                       1,379          605
    Current portion of capital lease obligation                                           123          124
    Net current liabilities of discontinued operations                                     --           99
                                                                                     --------     --------
           Total current liabilities                                                    2,354        1,915


Capital lease obligation, net of current portion                                           --          123

Shareholders' Equity:
    Common stock, $0.01 par value - 13,511 shares authorized
      and 3,424 and 3,316 shares issued and outstanding, respectively                      34           33
    Additional paid-in capital                                                         68,749       68,722
    Accumulated deficit                                                               (64,883)     (62,146)
                                                                                     --------     --------
           Total shareholders' equity                                                   3,900        6,609
                                                                                     --------     --------

           Total Liabilities and Shareholders' Equity                                $  6,254     $  8,647
                                                                                     ========     ========



                                      -END-